Exhibit 99.1

VEDL/Sec./NYSE/21-22/15	August 11, 2021

New York Stock Exchange

NYSE Regulation Inc.

20 Broad Street, 13th Floor

New York, NY 10005

United States of America

Scrip code: VEDL – ADS

Kind Attn: Mr. Yuri Tsadyk / Mr. Mark lyeki

Sub: Submission pursuant to the 56th Annual General Meeting of the Company

Dear Sir/Madam,

In continuation to our letter VEDL/Sec./NYSE/21-22/10 dated July 16, 2021, we wish to inform you that the 56th Annual General Meeting (‘AGM/Meeting’) of the Company was held on Tuesday, August 10, 2021 through Video Conferencing (‘VC’)/Other Audio Visual Means (‘OAVM’) in accordance with the circulars/notifications issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India and the business(es) mentioned in the Notice dated June 30, 2021 convening the Meeting, were transacted. The Company had also provided the facility to view proceedings of the Meeting to its shareholders.

In this regard, please find enclosed the following –

1.

Voting results as required under Regulation 44 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), as Annexure-I;

2.

Consolidated Report of Scrutinizer dated August 11, 2021, for remote e-voting (both before the date of AGM and during the conduct of AGM), pursuant to section 108 of the Companies Act, 2013 read with Rule 20(4)(xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014, as Annexure-II.

3.	Summary of proceedings as required under Regulation 30, Part-A of Schedule III of the SEBI Listing Regulations, as Annexure-III.

The Meeting commenced at 03:00 P.M. IST and concluded at 05:55 P.M. IST.

The voting results along with the Scrutinizer’s Report(s) are available at the registered and corporate office and website of the Company at www.vedantalimited.com and on the website of National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

Further, the copy of the Annual Report of the Company for the Financial Year 2020-21 is available on the Company website at https://www.vedantalimited.com/Pages/AnnualReports.aspx.

Thanking you,

Yours sincerely,

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

ANNEXURE-I

General information about company

Scrip code	500295

NSE Symbol	VEDL

MSEI Symbol	NOTLISTED

ISIN	INE205A01025

Name of the company	VEDANTA LIMITED

Type of meeting	AGM

Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	10-08-2021

Start time of the meeting	03:00 PM

End time of the meeting	05:55 PM

Scrutinizer Details

Name of the Scrutinizer	UPENDRA SHUKLA

Firms Name	UPENDRA SHUKLA

Qualification	CS

Membership Number	2727

Date of Board Meeting in which appointed	13-05-2021

Date of Issuance of Report to the company	11-08-2021

Voting results

Record date	03-08-2021

Total number of shareholders on record date	610355

No. of shareholders present in the meeting either in person or through proxy

a) Promoters and Promoter group	0

b) Public	0

No. of shareholders attended the meeting through video conferencing

a) Promoters and Promoter group	10

b) Public	179

No. of resolution passed in the meeting	11

Disclosure of notes on voting results

Resolution (1)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2021, and the reports of the Board of Directors and Auditors thereon

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	609643138	77.5447	301110666	308532472	49.3913	50.6087
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	609643138	77.5447	301110666	308532472	49.3913	50.6087

Public- Non Institutions	E-Voting	508163683	149974321	29.513	132680117	17294204	88.4686	11.5314
	Poll		428191	0.0843	428008	183	99.9573	0.0427
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150402512	29.5973	133108125	17294387	88.5013	11.4987

	Total	3717196639	3182895599	85.6262	2857068740	325826859	89.7632	10.2368

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (2)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended March 31, 2021, and the report of the Auditors thereon

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	609643138	77.5447	301110666	308532472	49.3913	50.6087
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	609643138	77.5447	301110666	308532472	49.3913	50.6087

Public- Non Institutions	E-Voting	508163683	149975542	29.5132	132681754	17293788	88.4689	11.5311
	Poll		428191	0.0843	428190	1	99.9998	0.0002
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150403733	29.5975	133109944	17293789	88.5018	11.4982

	Total	3717196639	3182896820	85.6263	2857070559	325826261	89.7632	10.2368

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (3)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To confirm the payment of first interim dividend of Rs. 9.50 per equity share i.e. 950% on face value of Rs. 1/- each for the financial year ended March 31, 2021

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	610187581	77.6139	609380942	806639	99.8678	0.1322
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	610187581	77.6139	609380942	806639	99.8678	0.1322

Public- Non Institutions	E-Voting	508163683	150190055	29.5554	150012877	177178	99.882	0.118
	Poll		428191	0.0843	428190	1	99.9998	0.0002
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150618246	29.6397	150441067	177179	99.8824	0.1176

	Total	3717196639	3183655776	85.6467	3182671958	983818	99.9691	0.0309

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (4)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To re-appoint Mr. Anil Kumar Agarwal (DIN:00010883), who retires by rotation and being eligible, offers himself for re-appointment, as a Director

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	357056687	45.4165	245798992	111257695	68.8403	31.1597
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	357056687	45.4165	245798992	111257695	68.8403	31.1597

Public- Non Institutions	E-Voting	508163683	150093257	29.5364	126512427	23580830	84.2892	15.7108
	Poll		428191	0.0843	428008	183	99.9573	0.0427
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150521448	29.6207	126940435	23581013	84.3338	15.6662

	Total	3717196639	2930428084	78.8344	2795589376	134838708	95.3987	4.6013

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (5)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve the re-appointment of S.R. Batliboi & Co. LLP, Chartered Accountants as Statutory Auditors of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	610187581	77.6139	610187581	0	100	0
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	610187581	77.6139	610187581	0	100	0

Public- Non Institutions	E-Voting	508163683	150136217	29.5449	149930879	205338	99.8632	0.1368
	Poll		428191	0.0843	428008	183	99.9573	0.0427
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150564408	29.6291	150358887	205521	99.8635	0.1365

	Total	3717196639	3183601938	85.6452	3183396417	205521	99.9935	0.0065

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (6)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve the appointment of Ms. Padmini Somani (DIN:00046486) as a NonExecutive Independent Director for the first term of two (2) years effective from February 05, 2021 to February 04, 2023 of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	596192110	75.8338	595865216	326894	99.9452	0.0548
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	596192110	75.8338	595865216	326894	99.9452	0.0548

Public- Non Institutions	E-Voting	508163683	150041780	29.5263	149324041	717739	99.5216	0.4784
	Poll		428191	0.0843	427590	601	99.8596	0.1404
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150469971	29.6105	149751631	718340	99.5226	0.4774

	Total	3717196639	3169512030	85.2662	3168466796	1045234	99.967	0.033

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (7)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve the appointment of Mr. Dindayal Jalan (DIN: 00006882) as a NonExecutive Independent Director for the first term of two (2) years effective from April 01, 2021 to March 31, 2023 of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	596192110	75.8338	147694404	448497706	24.773	75.227
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	596192110	75.8338	147694404	448497706	24.773	75.227

Public-Non Institutions	E-Voting	508163683	150018618	29.5217	80439861	69578757	53.6199	46.3801
	Poll		428191	0.0843	337408	90783	78.7985	21.2015
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150446809	29.606	80777269	69669540	53.6916	46.3084

	Total	3717196639	3169488868	85.2656	2651321622	518167246	83.6514	16.3486

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (8)

Resolution required: (Ordinary / Special)	Special

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve the re-appointment of Mr. Upendra Kumar Sinha (DIN:00010336) as a NonExecutive Independent Director for the second and final term of three (3) years effective from August 11, 2021 to August 10, 2024 of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	595770322	75.7801	174540652	421229670	29.2966	70.7034
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	595770322	75.7801	174540652	421229670	29.2966	70.7034

Public- Non Institutions	E-Voting	508163683	149876035	29.4937	84886296	64989739	56.6377	43.3623
	Poll		427591	0.0841	337408	90183	78.9091	21.0909
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150303626	29.5778	85223704	65079922	56.701	43.299

	Total	3717196639	3168923897	85.2504	2682614305	486309592	84.6538	15.3462

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (9)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider the appointment of Mr. Sunil Duggal (DIN: 07291685) as a Whole-Time Director designated as Chief Executive Officer of the Company for the period from April 25, 2021 to July 31, 2023

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	610187581	77.6139	597954580	12233001	97.9952	2.0048
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	610187581	77.6139	597954580	12233001	97.9952	2.0048

Public- Non Institutions	E-Voting	508163683	149891245	29.4966	141403264	8487981	94.3372	5.6628
	Poll		428191	0.0843	427408	783	99.8171	0.1829
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150319436	29.5809	141830672	8488764	94.3529	5.6471

	Total	3717196639	3183356966	85.6386	3162635201	20721765	99.3491	0.6509

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (10)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve the appointment of Mr. Akhilesh Joshi (DIN: 01920024) as a NonExecutive Independent Director for the first term of one (1) year effective from July 01, 2021 to June 30, 2022 of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	596192110	75.8338	189392427	406799683	31.767	68.233
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	596192110	75.8338	189392427	406799683	31.767	68.233

Public- Non Institutions	E-Voting	508163683	150014153	29.5208	106702648	43311505	71.1284	28.8716
	Poll		428191	0.0843	427408	783	99.8171	0.1829
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150442344	29.6051	107130056	43312288	71.21	28.79

	Total	3717196639	3169484403	85.2654	2719372432	450111971	85.7986	14.2014

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions

Resolution (11)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2022

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2422849949	2422762253	99.9964	2422762253	0	100	0
	Poll		87696	0.0036	87696	0	100	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	2422849949	2422849949	100	2422849949	0	100	0

Public- Institutions	E-Voting	786183007	610187581	77.6139	610187581	0	100	0
	Poll		0	0	0	0	0	0
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	786183007	610187581	77.6139	610187581	0	100	0

Public- Non Institutions	E-Voting	508163683	149955713	29.5093	149783553	172160	99.8852	0.1148
	Poll		428191	0.0843	427590	601	99.8596	0.1404
	Postal Ballot (if applicable)		0	0	0	0	0	0

	Total	508163683	150383904	29.5936	150211143	172761	99.8851	0.1149

	Total	3717196639	3183421434	85.6404	3183248673	172761	99.9946	0.0054

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions